                             UNITED STATES              OMB APPROVAL
                        SECURITIES AND EXCHANGE    OMB NUMBER:      3235-0145
                               COMMISSION          EXPIRES:  OCTOBER 31, 1997
                        WASHINGTON, D.C.  20549    ESTIMATED AVERAGE BURDEN
                                                   HOURS PER RESPONSE..... 14.90
                             SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*


                           ELECTROPHARMACOLOGY, INC.
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                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                     286128
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                                 (CUSIP Number)


                           Jonathan L. Awner, Esq.
                      Akerman, Senterfitt & Eidson, P.A.
    One S.E. 3rd Avenue, 28th Floor, Miami, Florida  33131; (305) 374-5600
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                               October 15, 1996
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           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with this statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 286128
----------------

------------------------------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        NORTON HERRICK
------------------------------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a)[ ]
                                                                                                (b)[X]
------------------------------------------------------------------------------------------------------
  3     SEC USE ONLY

------------------------------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

        PF
------------------------------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)    [ ]

------------------------------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
------------------------------------------------------------------------------------------------------
                   7     SOLE VOTING POWER

                         1,933,900
                   -----------------------------------------------------------------------------------
                   8     SHARED VOTING POWER
   NUMBER
     OF                  839,712
   SHARES          -----------------------------------------------------------------------------------
 BENEFICIALLY      9     SOLE DISPOSITIVE POWER
    OWNED
     BY                  1,933,900
    EACH           -----------------------------------------------------------------------------------
  REPORTING        10    SHARED DISPOSITIVE POWER
   PERSON
    WITH                 130,000
 -----------------------------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,993,900
------------------------------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                     [X]

------------------------------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        38.3%
------------------------------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        IN
------------------------------------------------------------------------------------------------------

     The reporting person listed on the cover page to this Schedule 13D hereby makes the following statement pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules and regulations promulgated thereunder. This statement is an amendment and restatement of the Schedule 13D dated November 13,1995 (the "Original Schedule 13D"). For further information regarding any of the items amended and restated herein, reference is made to the Original Schedule 13D.


ITEM 1.  SECURITY AND ISSUER.

     This statement relates to the acquisition of beneficial ownership of the common stock, par value $.01 per share (the "Common Stock"), of Electropharmacology, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2301 N.W. 33rd Court, Suite 102, Pompano Beach, Florida 33069.


ITEM 2.  IDENTITY AND BACKGROUND.

     This statement is being filed by Mr. Norton Herrick ("Mr. Herrick") whose business address is 2295 Corporate Boulevard, N.W., Suite 222, Boca Raton, Florida 33431. Mr. Herrick is Chairman and Chief Executive Officer of The Herrick Company, Inc., which is a diversified holding company and management firm for Mr. Herrick's real estate and corporate investments, headquartered at 2295 Corporate Boulevard, N.W., Suite 222, Boca Raton, Florida 33431.

     Mr. Herrick is a citizen of the United States. Mr. Herrick has not, during the last five years, (a) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     Pursuant to Rule 13d-5 promulgated under the Exchange Act, Mr. Herrick may be deemed to be a member of a "group" with Mr. David Saloff ("Mr. Saloff") because he shares voting power over the shares of Common Stock beneficially owned by Mr. Saloff, as more fully described in Items 4, 5 and 6 below. However, because such shared voting power is limited to the election of members of the board of directors, Mr. Herrick disclaims the existence of a "group" and disclaims beneficial ownership of Mr. Saloff's shares of Common Stock. Mr. Herrick is filing this statement on his own behalf and not on behalf of Mr. Saloff pursuant to Rule 13d-1(f)(2) promulgated under the Exchange Act. Except as otherwise stated herein, any information provided in this statement with respect to Mr. Saloff is based on the Issuer's public filings with the Securities and Exchange Commission, and Mr. Herrick disclaims all responsibility for the completeness or accuracy of such information.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     As of November 13, 1995, pursuant to a Preferred Stock and Warrant Subscription Agreement (the "Subscription Agreement") between the Issuer and Mr. Herrick, Mr. Herrick acquired (a) 421,950 shares of Series A Convertible Preferred Stock, $.01 par value per share ("Preferred Stock"), of the Issuer (which are convertible into shares of Common Stock at the rate of one share of Common Stock per share of Preferred Stock, subject to customary antidilution provisions), (b) a warrant to purchase 421,950 shares of Common Stock at an exercise price of $.01 per share (the "$.01 Warrant"), (c) a warrant to purchase 800,000 shares of Common Stock at an exercise price of $6.00 per share, (d) a warrant to purchase 250,000 shares of Common Stock at an exercise price of $7.50 per share and (e) a warrant to purchase 250,000 shares of Common Stock at an exercise price of $9.00 per share (collectively items (b) through (e) are referred to herein as the "Warrants"). The Preferred Stock will be automatically converted into Common Stock on November 13, 2000. The Warrants are exercisable at any time from November 13, 1995 until November 13, 2005. Copies of the Subscription Agreement, the Certificate of Designations of the Preferred Stock and each of the Warrants are attached to the Original Schedule 13D as Exhibits 1 through 6 and are incorporated herein by reference as described in Item 7. The description of the terms of the Subscription Agreement, the Preferred Stock and the Warrants set forth herein is qualified in its entirety by the terms of the Subscription Agreement, the Certificate of Designations of the Preferred Stock and the Warrants.

     Mr. Herrick used personal funds in making his purchases of the Preferred Stock and Warrants. The total purchase price for the Preferred Stock and Warrants was $2,000,000. Mr. Herrick's source of funds for the exercise of the Warrants is undetermined as of the date hereof, but most likely will come from personal funds.

     On June 11, 1996, Mr. Herrick exercised the $.01 Warrant to purchase 421,950 shares of Common Stock for an aggregate exercise price of $4,219.50. Mr. Herrick used personal funds to exercise the $.01 Warrant.

ITEM 4.  PURPOSE OF TRANSACTION.

     Mr. Herrick has acquired the Common Stock, Preferred Stock and Warrants for investment purposes, and except as described below, Mr. Herrick has no plans or proposals which relate to or would result in any of the events or transactions described in Item 4(a)-(j) of Schedule 13D.

     Pursuant to a Stockholders Agreement more fully described in Item 6 below, Mr. Herrick is entitled to increase the number of directors serving on the Board of Directors of the Issuer from five to seven members and to cause the Issuer to fill the two vacancies with certain persons to be nominated by Mr. Herrick.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) and (b) As of October 15, 1996, Mr. Herrick may be deemed to beneficially own, on an individual basis before attribution of shares beneficially owned as part of a "group" or otherwise as described below, 1,993,900 shares of Common Stock (which includes 421,950 shares of Common Stock issuable upon conversion of the Preferred Stock and 1,300,000 shares of Common Stock issuable upon exercise of the Warrants), representing approximately 38.3% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 3,485,931 shares of Common Stock issued and outstanding as of June 30, 1996, as reported on the Issuer's quarterly report on Form 10-Q for the quarterly period ending June 30, 1996, plus the 1,721,950 shares of Common Stock issuable upon conversion of the Preferred Stock and upon exercise of the Warrants that Mr. Herrick may be deemed to beneficially own and which are deemed outstanding for purposes of this computation). Mr. Herrick has the sole power to vote and the sole power to dispose of the 1,993,900 shares of Common Stock, subject, however, to certain restrictions on disposing of such shares described in Item 6 below.

     To the extent that Mr. Herrick may be deemed to be a member of a "group" with Mr. Saloff pursuant to Rule 13d-5 under the Exchange Act, Mr. Herrick may be deemed to beneficially own the 839,712 shares of Common Stock currently beneficially owned by Mr. Saloff, for which Mr. Herrick shares voting power pursuant to a Stockholders Agreement more fully described in Item 6 below. Mr. Saloff's 839,712 shares of Common Stock together with the 1,993,900 shares of Common Stock beneficially owned by Mr. Herrick described above represent approximately 54.4% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 3,485,931 shares of Common Stock issued and outstanding as of June 30, 1996, as reported on the Issuer's quarterly report on Form 10-Q for the quarterly period ending June 30, 1996, plus the 1,721,950 shares of Common Stock issuable to Mr. Herrick upon conversion of the Preferred Stock and upon exercise of the Warrants that Mr. Herrick may be deemed to beneficially own and which are deemed outstanding for purposes of this computation). Mr. Herrick shares voting power of 839,712 shares of Common Stock beneficially owned by Mr. Saloff, but has no other rights with respect to such shares and disclaims beneficial ownership of such shares and the existence of a "group."

     Pursuant to Rule 13d-3 under the Exchange Act, Mr. Herrick may be deemed to beneficially own the 130,000 shares of Common Stock currently owned by Rozel International Holdings, Ltd. ("RIH"), which are pledged to Mr. Herrick to secure RIH's obligations under a certain promissory note issued to Mr. Herrick as described in Item 6 below. RIH's shares together with the 1,993,900 shares of Common Stock beneficially owned by Mr. Herrick described above represent approximately 40.8% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 3,485,931 shares of Common Stock outstanding on June 30, 1996, as reported in the Issuer's quarterly report on Form 10-Q for the quarter ended June 30, 1996, plus the 1,721,950 shares of Common Stock issuable to Mr. Herrick upon conversion of the Preferred Stock and upon exercise of the Warrants that Mr. Herrick may be deemed to beneficially own and which are deemed outstanding for purposes of this computation). If RIH defaults on the payment of the promissory note described in Item 6, Mr. Herrick has the right to dispose of the 130,000 shares of RIH pledged to Mr. Herrick and therefore he may be deemed to share dispositive power over such shares, however, he has no other rights with respect to such shares and disclaims beneficial ownership of such shares.

     (c) The only transactions in any securities of the Issuer that were affected during the past sixty days by Mr. Herrick are the following transactions:

          (1) On June 11, 1996, Mr. Herrick exercised a Warrant to purchase 421,950 shares of Common Stock for an aggregate exercise price of $4,219.50.

          (2) On October 15, 1996, Mr. Herrick sold 150,000 shares of Common Stock at $4.875 per share in a privately negotiated transaction. See Item 6 below.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as described below, Mr. Herrick is not a party to any contract, arrangement, understanding or relationship with the Issuer or any other person with respect to any securities of the Issuer.

     Pursuant to a Registration Rights Agreement, dated as of November 13, 1995 (the "Registration Rights Agreement"), between the Issuer and Mr. Herrick, the Issuer is required to prepare and file with the Securities and Exchange Commission, by May 20, 1996, a registration statement under the Securities Act of 1933, as amended, covering the Common Stock issued or issuable to Mr. Herrick upon conversion of the Preferred Stock and upon exercise of the Warrants. A copy of the Registration Rights Agreement is attached to the Original Schedule 13D as Exhibit 7 and is incorporated herein by reference.
The description of the terms of the Registration Rights Agreement set forth herein is qualified in its entirety by the terms of the Registration Rights Agreement.

     Pursuant to a Stockholders Agreement, dated as of November 13, 1995 (the "Stockholders Agreement"), among the Issuer, Mr. Herrick and Mr. Saloff, the Issuer has granted to Mr. Herrick the right to require the Company to increase the size of its Board of Directors from five to seven and to cause two persons nominated by Mr. Herrick to be elected to the Board of Directors. In addition, the Issuer has agreed to nominate two persons designated by Mr. Herrick to serve on the Board of Directors at any meeting of stockholders called for the purposes of electing directors. Mr. Saloff has agreed to vote his shares of Common Stock in favor of Mr. Herrick's nominees and to take all other actions necessary in his capacity as a stockholder to cause Mr. Herrick's nominees to be elected to the Board of Directors. For the Annual Meeting of Stockholders of the Issuer to be held on November 1, 1996, Mr. Herrick nominated Mr. Steven Mayer for election as a director. A copy of the Stockholders Agreement is attached to the Original Schedule 13D as Exhibit 8 and is incorporated herein by reference. The description of the terms of the Stockholders Agreement set forth herein is qualified in its entirety by the terms of the Stockholders Agreement.

     Pursuant to the Subscription Agreement described in Item 3 above, without the prior consent of the Issuer, Mr. Herrick has agreed not to sell, assign or transfer (a) any of the Preferred Stock, the Warrants or the shares of Common Stock issuable upon conversion of the Preferred Stock and upon exercise of the Warrants (collectively, the "Securities") until May 13, 1996, (b) more than 33% of the Securities from May 13, 1996 until November 13, 1996, and (c) more than 66% of the Securities from November 13, 1996 until February 13, 1997. In addition, pursuant to the Subscription Agreement, the Issuer has granted to Mr. Herrick a right of first refusal to purchase any shares of Common Stock or rights, options or convertible or exchangeable securities containing the right to purchase Common Stock (collectively "Rights") before the Issuer may sell such shares of Common Stock or Rights to any third party.

     On October 15, 1996, Mr. Herrick sold 150,000 shares of Common Stock to RIH for $4.875 per share. RIH paid $100,000 in cash and issued to Mr. Herrick a promissory note for $631,250 (the balance of the purchase price) which note bears interest at 10% per annum, is payable on demand from and after April 15, 1997 and is secured by a pledge of 130,000 shares of Common Stock. If RIH defaults on payment of the promissory note, Mr. Herrick has the right to dispose of all or any part of the 130,000 shares of Common Stock to satisfy RIH's obligations under the promissory note.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     The exhibits filed with the Original Schedule 13D were filed in paper format and, therefore, pursuant to Rule 13d-2(c) under the Exchange Act such exhibits are not required to be restated in electronic format with this filing. Accordingly, Exhibits 1 through 8 of the Original Schedule 13D have not been restated with this Amendment to the Original Schedule 13D and are incorporated herein by reference.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



DATED: October 17, 1996                    /s/ NORTON HERRICK
                                           ------------------
                                           NORTON HERRICK